BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Pamela A. Long
Assistant Director

February 10, 2014

Re:	Installed Building Products, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-193247

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between February 3, 2014 and the date hereof the number of Preliminary Prospectuses dated February 3, 2014, which were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 2,735.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on February 12, 2014 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

UBS SECURITIES LLC

As Representatives of the several Underwriters

BY: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Warren F. Estey
Name:	Warren F. Estey
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

BY: UBS SECURITIES LLC

By:	/s/ Nathan Bond
Name:	Nathan Bond
Title:	Director

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Executive Director